October 11, 2023
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Akst, Senior Staff Accountant; Christine Dietz, Senior Staff Accountant
Re:     PubMatic, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed on February 28, 203
Form 8-K Furnished on August 8, 2023
File No. 001-39748
Dear Ms. Akst and Ms. Dietz:
PubMatic, Inc. (the “Company”) submits this letter in response to comments (the “Comments”) received from the staff of the United States Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by electronic mail on September 19, 2023 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Current Report on Form 8-K furnished on August 8, 2023.
Set forth below are the Company’s responses to the Comments received. For your convenience, we have incorporated the Comments into this response letter in italics, and the Company’s responses are set forth immediately below the Comments.
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Form 10-K for the Fiscal Year Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49
1.Please describe for us the compensation arrangements related to the Martin acquisition. Tell us how you determined it is appropriate to exclude such cash compensation from your non-GAAP measures, as it appears to be tied to continued employment of key employees. Clarify how such compensation differs from compensation paid to other employees and management. Refer to Question 100.01 of the non-GAAP C&DIs.
The Company respectfully submits that for the reasons discussed below, it believes that excluding cash compensation related to the Martin acquisition from its non-GAAP performance measures presented in the Form 10-K for the fiscal year ended December 31, 2022, is appropriate and consistent with the guidance provided in Question 100.01.
On September 16, 2022, the Company completed its acquisition (the “Martin Acquisition”) of all outstanding capital stock of ConsultMates, Inc. (dba “Martin”). Total cash consideration payable by the Company pursuant to the terms of the merger agreement was $45.0 million, inclusive of the amounts payable pursuant to the vesting arrangements described in the next sentence. In connection with the acquisition, two key employees signed vesting agreements (the “Vesting Agreements”) whereby approximately $14.2 million of merger consideration, that would have otherwise been paid to such key employees in exchange for their equity interests in Martin upon the closing of the Martin Acquisition, would instead be subject to a three-year vesting period. Specifically, the key employees held approximately 48% of the shares of capital stock of Martin, of which approximately 73% of these shares were subject to the Vesting Agreement. The $14.2 million represented the shares of capital stock of Martin held by the key employees subject to the Vesting Agreement multiplied by the purchase price per share paid to all other equity holders. The Company paid the merger consideration with respect to the remaining 27% of the shares of capital stock of Martin held by the key employees on the closing date of the Martin Acquisition and such payment was accounted for as purchase price consideration. Payments under the Vesting Agreements require continued employment with the Company and are subject to forfeiture upon termination. In addition to the Vesting Agreements, the two key employees entered into employment agreements with the Company whereby they are entitled to a salary and are eligible for benefits on terms consistent with other similar employees of the Company. Consistent with ASC 805-10-25-21, the Company excluded the amounts subject to the Vesting Agreements from the upfront purchase price consideration and will recognize the expense associated with the $14.2 million ratably over the vesting period.

In reporting the Company’s non-GAAP performance measures, the Company has excluded the impact of the expense associated with the Vesting Arrangements. Specifically, “acquisition-related and other expenses” disclosed in the Company’s non-GAAP measures includes third-party transaction costs as well as the costs associated with the Vesting Agreements, but the Company’s non-GAAP performance measures have not been adjusted to exclude the costs associated with the standard employment agreements entered into with the key employees. When evaluating if the exclusion of the costs associated with the Vesting Agreements in its non-GAAP measures was appropriate, the Company considered if the costs were normal, recurring, cash operating expenses necessary to operate its business and determined that such costs did not meet this criteria based on the analysis set forth below.
The Company notes that the Martin Acquisition is only the third merger or acquisition transaction the Company has completed since inception of the business in 2006 and the first since becoming a publicly traded company. In addition, the Martin Acquisition was the first and only time the Company has paid merger consideration subject to a vesting agreement. The Vesting Agreements and corresponding post-acquisition vesting expense payable pursuant to the merger agreement are the direct result of the two key employees’ ownership in Martin rather than ongoing normal operating expenses as employees of the Company. Specifically, the terms of the Vesting Agreements, with total expected payments of $14.2 million over three years, are not within normal terms of compensation arrangements of the Company’s employees, including its executive officers. For example, as described in the Company’s Proxy Statement for its 2023 Annual Meeting of Stockholders, the base salary for the Company’s Chief Executive Officer (who is the highest compensated employee of the Company) for 2022 was $575,000, with a target bonus of 100% of the base salary of $575,000 and equity compensation with a target grant value of $6,000,000. The Company further notes that the process of determining the salary and benefits for the two key employees was consistent with the process of determining the salary and benefits of employees for other similar roles in the Company.
The Company notes that while the salaries and benefits provided to the key employees per their employment agreements are normal, recurring cash operating expenses required to operate its business, the Company concluded that the Vesting Agreements payments for the key employees included in the acquisition-related and other expenses adjustment are not core to its business operations and are not a normal operating expense.
Accordingly, based on the foregoing, the Company respectfully submits that excluding the amounts subject to the Vesting Agreements described above from its non-GAAP performance measures in the Form 10-K was consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation.
Form 8-K Furnished on August 8, 2023
Exhibit 99.1, page 1
SEC Staff Request
2.We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise future filings to present net income (loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.
The Company acknowledges the Staff’s comment and advises the Staff that, in the event the Company discloses non-GAAP adjusted EBITDA margin, net income (loss) margin will be disclosed with equal or greater prominence in future filings.
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If you have further questions or comments regarding, or requiring further information or clarification of, any of the responses provided in this letter, please do not hesitate to contact me at (415) 828-5713 or in my absence, Aman Singh at (212) 430-2767.

Sincerely,
/s/ Steve Pantelick
Steve Pantelick
Chief Financial Officer

Cc:    Andrew Woods, General Counsel
    PubMatic, Inc.
    Aman Singh
    Fenwick & West LLP